February 22, 2010

John Archfield
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:  January 22, 2010 Letter from the Commission to Stratus Media Group Inc.

Mr. Archfield:

As discussed, given the timing of our annual audit and impairment testing, Stratus is requesting an extension to Friday, March  12, 2010 for a reply to the above letter.

Sincerely,

/s/ Paul Feller

Paul Feller
Principal Executive Officer